UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 0-17122

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
2440 Mall Drive
Charleston, SC 29406

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULE AND EXHIBITS
DECEMBER 31, 2010 AND 2009

CONTENTS

Page(s)

Reports of Independent Auditors

Report of Independent Registered Public Accounting Firm--Elliott Davis, LLC	1

Financial Statements for 2010 and 2009:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule Supporting 2010 Financial Statements:

Schedule H Line 4a – Schedule of Delinquent Participant Contributions	13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Exhibits:

Signature	15

23.1 Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan
Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This Update was retrospectively applied to December 31, 2009.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Delinquent Participant Contributions and Schedule of Assets (Held At Year End) as of or for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC
Charleston, South Carolina
June 23, 2011

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
ASSETS
Investments:
Mutual funds	$48,291,568	$40,883,150
First Financial Holdings, Inc. common stock	9,989,791	11,298,118
Certificates of deposit	10,470,452	10,470,389
Interest-bearing deposits	2,035,075	1,291,507
Total investments	70,786,886	63,943,164

Receivables:
Notes receivable from participants	1,988,647	1,699,594

Cash	150,402	144,028

NET ASSETS AVAILABLE FOR BENEFITS	$72,925,935	$65,786,786

See accompanying notes to consolidated financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions to (deductions from) net assets attributable to:
Investment income:

Net appreciation in fair value of investments	$4,116,283	$3,039,764
Interest and dividends	1,156,356	1,103,420
Total investment income	5,272,639	4,143,184

Interest income on notes receivable from participants	98,397	95,311

Contributions:
Participants	3,596,258	3,440,861
Employer match	—	402,256
Rollovers and transfers	695,347	104,457
Total contributions	4,291,605	3,947,574
Total additions	9,662,641	8,186,069

Deductions from net assets attributable to:
Benefits and withdrawals paid to participants	2,493,221	3,803,777
Administrative and accounting fees	30,271	123,553
Total deductions	2,523,492	3,927,330

Net increase	7,139,149	4,258,739

Net assets available for benefits:
Beginning of year	65,786,786	61,528,047
End of year	$72,925,935	$65,786,786

See accompanying notes to consolidated financial statements.

Note 1.  Description of Plan

The First Financial Holdings, Inc. Sharing Thrift Plan (“Plan”) is a defined contribution plan which covers substantially all hourly and salaried employees of First Financial Holdings, Inc. (“First Financial”) and its subsidiaries.  The following description of the Plan provides only general information about the Plan’s provisions.  Participants should refer to the Plan document and the summary of plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor, First Financial. In accordance with Internal Revenue Code (“IRC”) Section 414(b), the companies participating in the Plan are a controlled group of corporations whereby all employees of each company shall be treated as employees of a single employer.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions.  Effective with the acquisitions of Cape Fear Bank on April 10, 2009 and American Pensions, Inc. on July 2, 2009, the employees of these entities were credited with their years of service prior to acquisition for all purposes under the Plan.

Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service.  Employees making contributions receive quarterly matching contributions.  Effective March 31, 2009, First Financial’s matching contribution was temporarily suspended.

The Plan is administered by Plan Trustees which are appointed by First Financial’s Board of Directors.  The Plan Trustees contract with American Pensions Inc. (“American Pensions”), which is a division of one of First Financial’s subsidiaries, First Federal Savings and Loan Association of Charleston (“First Federal”) for record-keeping, administrative, custodial and trust services and contracts with MG Trust Company, LLC (“MG Trust”) to operate as custodian for the Plan.

Eligibility

Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive annual non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter.

Contributions

The Plan requires new participants to be automatically enrolled in the Plan with a withholding of 5% of compensation as defined by the Plan unless a Salary Deferral Election form is filed.

Effective November 1, 2008, all participants who were automatically entered into the Plan at 3% would increase to 5% by 1% per year beginning in November 2008 until they reach 5%.

The Plan permitted eligible participants to contribute up to a maximum annual amount of $16,500 ($22,000 if the participant will attain the age of 50 during the plan year) for 2010 and 2009. Participants age 50 and older are permitted to make catch-up contributions of $5,500 for 2010 and $5,000 for 2009.  Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $110,000 for 2010 and 2009 for loan originators and investment consultants. Compensation for all other participants who are not included above is defined as base pay plus commissions, limited to $245,000 for 2010 and 2009.

First Financial made quarterly matching contributions only for the first quarter of 2009 equal to a Safe Harbor contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional matching contribution equal to the participant’s deferral (limited to 5% of compensation) multiplied by the applicable quarterly contribution percentage (see schedule below) to the extent such additional matching contribution exceeded the Safe Harbor contribution.

Contribution
Return on Equity	Percentages
Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., First Southeast Insurance Services, Inc. (“First Southeast”), Kimbrell Insurance Group, Inc. and First Southeast Investor Services, Inc., and 2) First Federal.

The Plan provides for discretionary non-elective profit sharing contributions on an annual basis.  Employees are entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year.  Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective contribution.  There were no non-elective contributions for 2010 or 2009.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of First Financial’s contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All participant contributions and First Financial’s matching contributions are immediately vested. The participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older.

Investment Options

Participants may direct how their contributions, rollover funds, employer matching contributions and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees.  All participant directed funds, except investments in First Financial’s common stock may be redirected daily.

Effective February 12, 2009, participants must wait 30 calendar days before exchanging back into the First Financial Holdings Stock Account. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.       Purchases of shares with participant payroll or employer contributions or loan payments.
2.       Purchases of shares with reinvested capital.
3.       Redemption of shares to pay any otherwise permissible withdrawals from the plan.
4.       Redemption of shares at the direction of the plan.
5.       Redemption of shares to pay fees.

Certificates of deposit at First Federal are the primary investments of the unitized Stable Value Fund option.

Forfeitures

Forfeitures may be used to pay administrative expenses incurred by the plan.  The portion of the forfeiture account not used will then be used to restore previous forfeitures of participant accounts pursuant to the plan document.  The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution.

Notes Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2010 carry interest rates, based on prime plus 1.00%, ranging from 4.25% to 10.00%.

The Plan allows one loan outstanding per participant at a time. A participant must wait until at least 30 days after the pay-off of a previous loan to obtain a new loan. Furthermore, the Plan does not restrict loans from any portion of the participant’s funds invested in First Financial’s common stock.

Benefits and Withdrawals

Upon termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

The Plan allows the Administrator, at its sole discretion, to distribute balances less than $5,000 of a Participant’s Vested Aggregate Account without the consent of the Participant. Such distribution may be made in a lump sum at any time after a Participant terminates employment, subject to certain provisions of the Plan.

Administrative and Accounting Fees

Substantially all administrative and accounting fees are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, First Financial has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

Note 2.  Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Reclassification

Certain amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized gains and losses on investments are included in the net appreciation (depreciation) of fair value of investments on the accompanying Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Issued Accounting Pronouncements

In September 2009, the FASB issued FASB Accounting Standards Update (“ASU”) 2009-12, Calculate Net Asset Value per Share (or Its Equivalent), which amended FASB ASC 820 to allow entities to use net asset value per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued an amendment, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements ASU 2010-06, which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements.  It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes.  With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. See Note 4. Fair Value of Financial Instruments, for the impact of the adoption. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Plan is currently evaluating the impact of the guidance related to Level 3 measurements on the Plan disclosures.

In September 2010, the FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans Topic 962: Reporting Loans to Participants by Defined Contribution Pension Plans, ASU 2010-25, which provides guidance on how loans to participants should be classified and measured by defined contribution plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009 with prior year amounts and disclosures revised to reflect the retrospective application. This adoption resulted in a reclassification of participant loans totaling $1,988,647 and $1,699,594 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.

Note 3.  Investments

Plan assets are held in a trust established pursuant to an agreement between First Financial, Plan Trustees and MG Trust.

The Plan Trustees and MG Trust direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan’s interest in the First Financial common stock and First Federal certificates of deposit, respectively. The common stock and deposits are presented as investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The table below presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009.

	As of December 31,
	2010	2009
Mutual Funds:
Oakmark Equity & Income Fund	$9,015,850	$8,232,473
Columbia Acorn Z Fund	3,692,480		1
T Rowe Price Retirement 2020 Fund	3,739,346		1
Janus Perkins Mid Cap Value Fund	5,592,691	4,872,706
Vanguard 500 Index Fund	4,398,590	4,160,921
First Financial Holdings, Inc. common stock	9,989,791	11,298,118
Certificates of deposit	10,470,452	10,470,389

1Investments did not represent 5% or more of Plan net assets as of December 31, 2009

Certificates of deposit at December 31, 2010 consisted of amounts on deposit with the sponsor with interest rates ranging from 1.50% to 4.00%, with original maturities of fourteen months to three years, and remaining maturities of two months to two years.

The following table presents net appreciation (depreciation) in fair value of the Plan’s investments.

	As of December 31,
	2010	2009
Mutual funds	5,296,144	7,659,443
First Financial Holdings, Inc. common stock	(1,179,861)	(4,619,679)
Net appreciation of investments	$4,116,283	$3,039,764

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in First Financial’s common stock, in the amounts of $173,741 for 2010 and $172,530 for 2009.

Note 4.  Fair Value of Financial Instruments

Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Where there is no active market for a financial instrument, First Financial has made estimates using discounted cash flow or other valuation techniques.  Inputs to these valuation methods are subjective in nature, involve uncertainties, and require significant judgment and therefore cannot be determined with precision.  Accordingly, the derived fair value estimates presented below are not necessarily indicative of the amounts First Financial could realize in a current market exchange.

Assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels.  The levels are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.  The level of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest).  A brief description of each level follows.

•	Level 1 – Valuation is based on quoted prices for identical instruments in active markets.
•
Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability.  Valuation techniques include the use of discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value.

Cash and other deposits

Cash and other deposits include cash on deposit and money market accounts. The carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Certificates of deposit

Valued at carrying value, which approximates fair value.

First Financial Holdings, Inc. Common stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds

Valued at the net asset value of shares held by the plan at year end.

The following table presents the balances of assets that were measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively.

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth Funds	$7,148,345	$—	$—	$7,148,345
Value Funds	14,880,350	—	—	14,880,350
Income Funds	9,295,494	—	—	9,295,494
Target Retirement Date Funds	8,899,216	—	—	8,899,216
Index Funds	8,068,163	—	—	8,068,163
First Financial Holdings, Inc. common stock	9,989,791	—	—	9,989,791
Certficates of deposit	—	10,470,452	—	10,470,452
Interest-bearing deposits	2,035,075	—	—	2,035,075
Total	$60,316,434	$10,470,452	$—	$70,786,886

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth Funds	$8,653,105	$—	$—	$8,653,105
Value Funds	9,681,704	—	—	9,681,704
Income Funds	8,461,800	—	—	8,461,800
Target Retirement Date Funds	7,201,837	—	—	7,201,837
Index Funds	6,884,704	—	—	6,884,704
First Financial Holdings, Inc. common stock	11,298,118	—	—	11,298,118
Certficates of deposit	—	10,470,389	—	10,470,389
Interest-bearing deposits	1,291,507	—	—	1,291,507
Total	$53,472,775	$10,470,389	$—	$63,943,164

Note 5.  Administrative Fees and Forfeitures

All expenses associated with maintaining the plan are paid by the Plan. Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel.  For the years ended December 31, 2010 and 2009, forfeitures in the amount of $17,406 and $13,172, respectively, were used to pay plan expenses.  Forfeitures available for use at December 31, 2010 and 2009 totaled $2,254 and $1,010, respectively.

Note 6.  Reconciliation of Financial Statements to Form 5500

The table below is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

	Year ended December 31,
	2010	2009
Benefits paid to participants per the financial statements	$2,493,221	$3,803,777
Less: Benefits paid to participants that were accrued per the Form 5500	—	(13,430)
Benefits paid to participants per Form 5500	$2,493,221	$3,790,347

Amounts allocated to withdrawing participants are recorded on the Form 5500 for the benefit claims that were processed and approved for payment prior to year end, but not yet paid as of that date.

The table below is a reconciliation of the changes in net assets per the financial statements to Form 5500 for the years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010	2009
Change in net assets available for benefits per financial statements	$7,139,149	$4,258,739
Add: benefits paid to participants during the current year that were accrued per Form 5500 at the end of the prior year	—	13,430
Net Income per the Form 5500	$7,139,149	$4,272,169

Note 7.  Related Party Transactions

The Plan Trustees select the investment options available to the participants. MG Trust initiates transactions to purchase and sell common stock of First Financial and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan.  The Plan’s third party administrator, American Pensions, is a division of First Federal.

The Plan paid fees of $11,436 and $105,616 to American Pensions for the cost of recordkeeping services during 2010 and 2009, respectively. As American Pensions became a division of First Financial in July 2009, the payment of these fees constitutes a party-in-interest transaction.

The following table presents the parties-in-interest assets held by the Plan at December 31, 2010 and 2009.

	As of December 31,
	2010	2009
First Financial Holdings, Inc. common stock	$9,989,791	$11,298,118
Notes receivable from participants	1,988,647	1,699,594
Certificates of deposit	10,470,452	10,470,389
Interest-bearing deposits	1,268,045	555,186

Cash dividends of $173,741 and $172,530 were paid to the Plan by First Financial during 2010 and 2009, respectively, based on shares held by the Plan on the dates of declaration.

During the Plan year ended December 31, 2010, the Plan sponsor failed to remit employee contributions and loan repayments in the amount of $824,550 on a timely basis into the Plan, which resulted in nonexempt party-in-interest transactions according to the United States Department of Labor.  The Plan sponsor has self-corrected the late deposits for 2010 during 2011 by depositing lost earnings into the Plan, filing Form 5330, and paying the appropriate excise tax during 2011.

Note 8.  Tax Status

A favorable determination of the qualified tax status of the plan, including amendments, was received from the IRS in November 2005.  The Plan was restated with an effective date of January 1, 2009.  On May 10, 2010 an application for a favorable determination of the qualified tax status of plan was filed.  This application is still pending.   The Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

Note 9.  Subsequent Event

The Plan Administrator has evaluated the effects on the financial statements of events that occurred subsequent to December 31, 2010 through June 23, 2011 the date these financial statements were issued. During this period, there were no material events that would require recognition in the financial statements other than the matter disclosed in the paragraph below.

On June 1, 2011, First Financial sold its insurance agency subsidiary, First Southeast, to Hub International Limited.  The sale of First Southeast affected approximately 10% of the participants in the Plan.  No special provisions were made in the Plan for the First Southeast employees due to the sale.

Supplemental Schedules

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
December 31, 2010

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002- 51

Check here if late participant loan repayments are included ☑	$—	$824,550	$—	$—
	$—	$824,550	$—	$—

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

Identity or Issue, Borrower, Lessor, or Similar Party	Shares/ Interest Rate		Current Value

Interest bearing deposits:
MG Trust Company, LLC1	0.10%		$767,030
First Federal Savings and Loan Association1	0.60%		1,268,045
Total cash			2,035,075

Mutual Funds:
American Funds Growth Fund of America	113,717	Shares	3,455,865
Columbia Acorn Fund - Z	122,308	Shares	3,692,480
Dodge & Cox Stock Fund	31,858	Shares	3,433,045
Eaton Vance Large-Cap Value-A	8,711	Shares	158,710
Janus Perkins Mid Cap Value FD-Inv	247,793	Shares	5,592,691
Lord Abbett Small Cap value Fund	77,253	Shares	2,428,056
Oakmark Equity & Income Fund	325,013	Shares	9,015,850
T. Rowe Price Retirement 2010	115,431	Shares	1,770,713
T. Rowe Price Retirement 2020	227,454	Shares	3,739,346
T. Rowe Price Retirement 2030	154,982	Shares	2,678,093
T. Rowe Price Retirement 2040	40,706	Shares	709,092
T. Rowe Price Retirement 2050	202	Shares	1,972
T. Rowe Price Retirement Income Fund	21,331	Shares	279,643
Thornburg International Value Fund	114,260	Shares	3,267,850
Vanguard 500 Index Fund Signal Shares	45,972	Shares	4,398,590
Vanguard Intermediate Bond Mkt Index FD Signal Fund	296,858	Shares	3,327,774
Vanguard Mid-Cap Index-Inv	8,484	Shares	172,318
Vanguard Small-Cap Index-Inv	4,877	Shares	169,480
Total mutual funds	1,957,210		48,291,568

Certificates of deposit:
First Federal Savings and Loan Association1	1.50% - 4.00%		10,470,452

Common stock:
First Financial Holdings, Inc.1	867,923	Shares	9,989,791

Participant's Loans:
Notes receivable1	4.25% - 10.00%		1,988,647

Total assets held for investment purposes			$72,775,533

1Parties-in-interest to the Plan.
  Note:  All investments are participant directed; therefore, cost information has not been presented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 23, 2010	By:	/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)